Pillow Love Ambassadors

This is a list of intimacy experts that have kindly given us permission to include their name on our WeFunder profile as a potential partner, and who love + believe in what we're doing!

Confirmed

David Cates, Belly2Belly

Rachel Rickards, Embodied Intimacy & Soul Play Festival

Human Awareness Institute, HAIGlobal

Kate Moyle, Psychosexual and Relationship Therapist, www.katemoyle.co.uk

Clive Selwyn, Men's Coach, Get Vulnerable

Shakti Sundari, Priestess of Love & Sacred Sexuality, ShaktiSundari.com

Aly Ash - TurnON.Love Sexual Empowerment Coach & Educator

Shaft Uddin - Sacred Sexual Awakening

Leigh Brown, Sex & Relationship Psychotherapist http://www.relationshiptherapistnewforest.co.uk/

Lucy Snider, Sexual Health Advisor & Psychosexual Therapist ,
https://uk.linkedin.com/in/lucy-snider-59242654 [https://twitter.com/LucyLuLoo]

Aoife Drury, Sex & Relationship Therapist http://drurytherapy.com/

Catriona Boffard, Sexologist & Cognitive-Behavioural Therapist , http://catrionaboffard.com/

Victoria Le Tissier , Couples & Relationship Therapist , http://www.victorialetissier.com

Clare Faulkner, Psychosexual & Relationship Therapist http://clarefaulknertherapy.com/

Rima Hawkins, Psychosexual & Relationship/Couples Psychotherapist http://www.rimahawkins.com/

Priya Tourkow, Relationship Therapist, http://priyatourkow.com/

Melissa Risso, Psychosexual & Relationship Therapist http://www.rissocounseling.com/

Dr Lori Beth Bisbey, Psychologist, Sex&Intimacy Coach https://the-intimacy-coach.com/

Robyn D'Angelo LMFT, The Happy Couple Expert   www.TheHappyCoupleExpert.com

Dr. Martha Tara Lee, Clinical Sexologist & Relationship Coach & Author of Love Sex and Everything In Between and Orgasmic Yoga, Eros Coaching Pte Ltd. www.eroscoaching.com

Tracey Anne, Intimacy and Relationship Coach, Somatica Seattle

Cabby Laffy, Founder of The Centre for Psychosexual Health London & Teacher of The Diploma in Integrative Psychosexual Therapy, http://psychosexualhealth.org.uk/

Karen Aram, Psychosexual & Couples Relationship Therapist, http://karenaramtherapy.co.uk/

Murray Blacket, http://www.resolvingdoor.com/

Tori Boughey, Holistic Health Coach, TBalance www.tbalance.co.uk

Anna Papa, CPC, ELI-MP Relationship Coach www.annapinternational.com

Silva Neves, Psychosexual & Relationship Therapist http://www.silvaneves.co.uk/

Dr. Yvonka De Ridder, Ph.D, LMFT, Board Certified Clinical Sexologist www.dryvonka.com

Shannon Hickman, LCSW, CST, Core Healing Counseling CoreHealingCounseling.com